UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 5, 2019

Notice is hereby given that the 2019 annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on December 18, 2019, at 10:00 a.m. (Israeli time), at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel, for the following purposes:

1.

To re-appoint Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2020, and the additional period until the close of the next annual general meeting of shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Company’s Audit Committee and/or the Company’s Board of Directors (the “Board of Directors”).

2.

To re-elect to the Board of Directors each of Dilip Shanghvi, Abhay Gandhi, Sudhir Valia, Uday Baldota, James Kedrowski and Dov Pekelman as an ordinary/non-External Director, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”), to serve for a one-year term, until the close of the next annual general meeting of shareholders.

3.	To re-elect to the Board of Directors Linda Benshoshan as an External Director, as defined in the Companies Law, to serve for a three-year term commencing as of January 1, 2020.

In addition to the foregoing proposals, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for our fiscal year ended March 31, 2019.

Shareholders of record (including shares held through a bank, broker or other nominee that is a shareholder of record) at the close of business on November 15, 2019, are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the above three numbered proposals.

In addition, the re-election of our External Director nominee pursuant to Proposal 3 requires that one of the following two voting requirements also be met:

•the majority voted in favor of the re-election of that External Director nominee includes a majority of the votes of shareholders who are neither controlling shareholders nor possess a conflict of interest (referred to under the Companies Law as a “personal interest”) (other than a conflict of interest that does not derive from a relationship with a controlling shareholder) in that re-election that are voted at the Meeting, excluding abstentions; or

•the total number of votes of non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the re-election of that External Director nominee does not exceed 2% of the aggregate voting power in the Company.

For purposes of the above special voting requirements for Proposal 3, Sun Pharmaceutical Industries Ltd. and certain affiliates will be deemed collectively to constitute a controlling shareholder of the Company, and their votes will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved.

You can vote your shares by attending the Meeting, or by any of the following alternative means: (i) completing and signing a proxy card or voting instruction form (for record shareholders and shareholders holding their shares in “street name,” respectively); or (ii) recording your vote over the Internet (at the website www.voteproxy.com) by following the instructions on the enclosed proxy card. If you are a record shareholder voting by mail, the proxy must be received by our transfer agent not later than 11:59 a.m. EST on December 17, 2019, or at our registered office not later than 4:00 a.m. Israeli time on December 18, 2019, to be validly included in the tally of ordinary shares voted at the Meeting. If you hold your ordinary shares in “street name,” an earlier deadline may apply to receipt of your voting instruction form by your broker, trustee or nominee, if indicated on such form. Shareholders who subsequently revoke their proxies may vote their shares in person. An electronic copy of the proxy materials will also be available for viewing in the “Investor Relations” portion of our website at http://www.taro.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, November 10, 2019, at the registered office of the Company, 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israeli time). Our telephone number at our registered office is +972-4-847-5700.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi

Chairman of the Board of Directors

2

TARO PHARMACEUTICAL INDUSTRIES LTD.

_____________________

PROXY STATEMENT

_____________________

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value New Israeli Shekel (“NIS”) 0.0001 each (“Ordinary Shares”) and founders' shares, nominal (par) value NIS 0.00001 (“Founders' Shares”), of Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on December 18, 2019, at 10:00 a.m. (Israeli time) at the offices of Meitar Liquornik Geva Leshem Tal, our Israeli legal counsel, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel.

It is proposed that, at the Meeting, the following matters be considered:

1.

Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2020, and the additional period until the close of the next annual general meeting of shareholders of the Company, and authorization of their remuneration to be fixed in accordance with the volume and nature of their services, by the Company’s Audit Committee (the “Audit Committee”) and/or the Board of Directors.

2.

Re-election to the Board of Directors of each of Dilip Shanghvi, Abhay Gandhi, Sudhir Valia, Uday Baldota, James Kedrowski and Dov Pekelman as an ordinary/non-External Director, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”), to serve for a one-year term, until the close of the next annual general meeting of shareholders.

3.	Re-election to the Board of Directors of Linda Benshoshan as an External Director, as defined in the Companies Law, to serve for a three-year term commencing as of January 1, 2020.

In addition to the foregoing proposals, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for our fiscal year ended March 31, 2019.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on November 15, 2019. You are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 15, or which appear in the participant listing of a securities depository on that date. In that case, these proxy materials are being forwarded to you by your bank, broker, or other nominee.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you.

Quorum

As of November 1, 2019, we had 38,538,796 Ordinary Shares and 2,600 Founders’ Shares issued and outstanding. Each Ordinary Share outstanding as of the close of business on the record date (November 15, 2019) is entitled to one vote upon each of the proposals to be presented at the Meeting. The Founders’ Shares, all of which are held by Alkaloida Chemical Company Exclusive Group Ltd., a subsidiary of our controlling shareholder, Sun Pharmaceutical Industries Ltd. (or “Sun Pharma”), are entitled, in the aggregate, to one-third of the total voting power of all of our voting shares. Under our Articles of Association, the Meeting will be properly convened if at least three shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least one-third (1/3) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular proposal and has not received instructions from the beneficial owner. It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote on a particular proposal.

Majority Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal.

In addition to the simple majority required for the approval of all proposals, the re-election of the External Director nominee pursuant to Proposal 3 also requires that either of the following conditions be met:

•

the majority voted in favor of the re-election of that External Director nominee includes at least a majority of the votes of non-controlling shareholders who also lack a conflict of interest (referred to as a “personal interest” under the Companies Law) (other than a conflict of interest that does not derive from a relationship with a controlling shareholder) in the approval of that re-election that are voted thereon (not including abstentions); or

•

the total number of votes of such non-controlling, non-conflicted shareholders voted against the re-election of that External Director nominee does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager (that is, its chief executive officer).

Sun Pharma and certain of its affiliates have indicated to the Company that they believe that they collectively constitute a controlling shareholder. Consequently, for the purposes of Proposal 3, the shares owned or controlled by them (or by entities under their control) will not be counted among the votes of the non-controlling, non-conflicted shareholders.

A “personal interest” of a shareholder under the Companies Law (a) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (b) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on Proposal 3; however, the vote of such shareholders will not be counted towards or against the special majority described in the first bullet point above and, if voted against the re-election of the External Director nominee, will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the re-election of the External Director nominee under Proposal 3. Failure to so inform us disqualifies that shareholder from participating in the vote on the re-election of that External Director nominee. In order to confirm that you lack a conflict of interest in the re-election of the External Director nominee and in order to therefore be counted towards or against the special majority required for that re-election, you must check the box “FOR” Item 3A on the accompanying proxy card or voting instruction form when you record your vote or voting instruction on Proposal 3.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the re-election of the External Director nominee under Proposal 3, you should check the box “AGAINST” Item 3A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 3, but will not be counted towards or against the special majority required for approval of that proposal.

How You Can Vote

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent. You can vote your shares by attending the Meeting, or by any of the following alternative means: completing and signing a proxy card; or recording your vote over the Internet (at the website www.voteproxy.com) by following the instructions on the enclosed proxy card. If you vote via the proxy card that has been mailed to you, please be certain to complete, sign and return it in the envelope that was enclosed with it. You may change your mind and cancel your proxy card by sending our Company written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our registered Israeli offices at 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, by 4 a.m., Israeli time on December 18, 2019, or our registrar and transfer agent receives it in the enclosed envelope, not later than 11:59 p.m. EST on December 17, 2019. Internet voting should be submitted by 11:59 p.m. EST on December 16, 2019.

Shareholders Holding in “Street Name”

If your Ordinary Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares, including providing voting instructions through the Internet (at the website www.voteproxy.com). All votes should be submitted by 11:59 p.m. EST on December 16, 2019, (or such earlier deadline as may be indicated on the instructions that you receive) in order to be counted towards the tally of Ordinary Shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement showing that you owned your Ordinary Shares at or about the record date.

Various Voting Scenarios

If you are a shareholder of record and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board (assuming, in the case of Proposal 3, that you have indicated “FOR” Item 3A, thereby confirming that you lack a conflict of interest concerning those proposals and are not a controlling shareholder). However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the record shareholder of your shares to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only proposal on the Meeting agenda that may be considered routine is Proposal 1 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2020; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on any proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares of record are held by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Revocation of a Proxy or Voting Instructions

Shares Held by Record Shareholders

If you a record shareholder, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked in one of three ways:

•

you can send a written notice stating that you would like to revoke your proxy, which notice must be received in our Israeli offices at least six hours prior to the time set for beginning the Meeting (i.e., by 4:00 a.m., Israeli time, on December 18, 2019);

•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or
•

you can attend the Meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairman of the Meeting and then vote in person. Your attendance at the Meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to us in advance of the Meeting should be delivered to our Israeli offices, located at 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, Attention: Ohad Rosner, Senior Counsel - Israeli Operations, Director, or hand-delivered to the chairman of the Meeting at or before the taking of the vote at the Meeting.

Shares Held in Street Name

If your shares are held on the New York Stock Exchange via a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you must follow the directions from your broker, bank or other nominee to change those instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about November 25, 2019. Certain officers, directors and employees, of the Company, none of whom will receive additional compensation therefor, may solicit proxies by email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

We have retained MacKenzie Partners, Inc., a proxy solicitation firm, to perform various solicitation services in connection with the Meeting. We will pay MacKenzie Partners a customary fee, plus phone and other related expenses, in connection with its solicitation services. MacKenzie Partners has engaged certain of its employees to assist us in connection with the solicitation of proxies.

Voting Results

We will tally the final voting results based on the information provided by our transfer agent, and will publish the overall results of the Meeting following the Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” portion of our Company’s website, at http://www.taro.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of November 1, 2019, by:

■	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

■	each of our directors and executive officers individually; and

■	all of our executive officers and directors as a group.

The beneficial ownership of Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership (whether as of November 1, 2019, or whether due to the right to have that power or benefit within 60 days thereafter). The percentage of shares beneficially owned shown below is based on 38,538,796 Ordinary Shares outstanding as of November 1, 2019.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each beneficial holder's address is c/o Taro Pharmaceutical Industries Ltd., 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Sun Pharmaceuticals Industries Ltd. (1)	29,497,813	76.50%
Dilip Shanghvi (2)	—	0.00%
Abhay Gandhi	—	0.00%
Sudhir Valia (3)	—	0.00%
Uday Baldota	—	0.00%
Linda Benshoshan	—	0.00%
Elli Streit	—	0.00%
Dov Pekelman	—	0.00%
James Kedrowski	—	0.00%
Mariano Balaguer	—	0.00%
Stephen Manzano, Esq.	—	0.00%
Avi Avramoff, Ph.D.	—	0.00%
Itamar Karsenti	—	0.00%
Michele Visosky	*	*
Chantal LeBlanc	—	0.00%
Richard Glaze	—	0.00%
Ori Gutwerg	—	0.00%
Total for all directors and officers (16 persons) listed above, as a group	*	*

*Less than 0.01%.

 ____________________________

(1)

As reported in the Schedule 13D/A filed by Sun Pharmaceutical Industries Ltd. (“Sun Pharma”) on November 27, 2013. The address of Sun Pharma is Sun House, Plot No. 201/B-1, Western Express Highway, Goregaon (East), Mumbai—400063, India.

(2)

Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.4% of Sun Pharma. As of November 1 2019, Sun Pharma and its affiliates owned 76.5% of our outstanding Ordinary Shares.

(3)	Sudhir Valia is also a director of Sun Pharma. As of November 1, 2019, Sun Pharma and its affiliates owned 76.5% of our outstanding Ordinary Shares.

The following table sets forth certain information regarding the ownership of our Founders’ Shares by our directors and officers as of November 1, 2019. The percentage of ownership is based on 2,600 Founders’ Shares outstanding as of November 1, 2019.

Name	Number of Founders’ Shares	Percentage of Outstanding Founders’ Shares
Alkaloida Chemical Company Exclusive Group Ltd.(1)	2,600	100.00%

  ____________________________

(1)

Alkaloida Chemical Company Exclusive Group Ltd., or Alkaloida, a subsidiary of Sun Pharma, owns all 2,600 of our outstanding Founders’ Shares and is entitled to exercise one-third of the total voting power in our company regardless of the number of Ordinary Shares then outstanding. As a result of the control that may be deemed to be held by Alkaloida, each of Dilip Shanghvi and Sudhir Valia may be deemed to beneficially own the Founders’ Shares held by Alkaloida. Each of Mr. Shanghvi and Mr. Valia disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

Office Holder Compensation in Fiscal Year Ended March 31, 2019

Under the Companies Law regulations, we are required to disclose the compensation of our five most highly compensated senior office holders (as defined in the Companies Law) on an individual basis in the notice of our annual general shareholder meeting or in an accompanying document (such as this Proxy Statement).

The table below outlines the compensation earned by our five most highly compensated senior office holders during or with respect to the fiscal year ended March 31, 2019, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the footnotes below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
(U.S. dollars)

Name and Principal Position(2)	Base Compensation(3)	Benefits and Perquisites(4)	Variable compensation(5)	Equity-Based Compensation	Total
Dilip Shanghvi	914,017	—	1,147,935	—	2,061,952
Uday Baldota	819,200	174,998	796,670	—	1,790,868
Sudhir Valia	603,590	—	739,377	—	1,342,967
Mariano Balaguer	359,714	61,077	326,332	—	747,123
Avi Avramoff	352,065	114,499	130,968	—	597,532

_________________

(1)

All amounts reported in the table represent amounts recorded in the Company’s financial statements, which in some instances is a portion of the Covered Executive’s compensation, as more fully described in the footnotes below. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate during the fiscal year ended March 31, 2019.

(2)

Mr. Dilip Shanghvi and Mr. Sudhir Valia are directors of Taro. Mr. Uday Baldota is a full-time employee of Taro and CEO and Director. Mr. Mariano Balaguer is a full-time employee of Taro and Vice President, Chief Financial Officer and Chief Accounting Officer. Avi Avramoff is a full-time employee of Taro and Global Vice President, Research and Development.

(3)

As approved by our Board of Directors and Compensation Committee, Mr. Shanghvi’s base compensation consists of USD 869,648 of management fees, USD 40,625 of statutory director fees and USD 3,744 of board meeting fees. Similarly, Mr. Valia’s base compensation consists of USD 560,136 of management fees, USD 40,625 of statutory director fees and USD 2,829 of board meeting fees.

(4)

Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments, rent assistance, and other benefits and perquisites consistent with Taro’s guidelines.

(5)	Amounts reported in this column represent short and long-term performance based bonuses that were earned during the fiscal year ended March 31, 2019, subject to vesting.

PROPOSAL 1

RE-APPOINTMENT OF INDEPENDENT AUDITORS

Background

Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, which we refer to as BDO Israel, has been nominated and approved by the Board of Directors and the Audit Committee for re-appointment as the Company's independent auditors for the fiscal year ending March 31, 2020, and for the additional period until the close of the annual general meeting of the shareholders of the Company that follows the Meeting. The shareholders at the Meeting are requested to approve such auditors’ re-appointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

We paid the following fees for professional services rendered by BDO Israel for the years ended March 31, 2019 and 2018, respectively.

	Year ended	Year ended
	March 31, 2019	March 31, 2018
	(in millions)
Audit fees	$0.69	$0.71
Tax fees	0.03	0.06
Other fees	0.04	0.10
Total	$0.76	$0.87

The audit fees for the years ended March 31, 2019 and 2018, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC. All services provided by the Company’s independent auditors, including those set forth in the table above, were approved by the Audit Committee.

Tax fees represent fees for professional services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

Other fees represent fees for additional professional services performed for certain legal entities.

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that the Company’s independent auditors, Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, be, and hereby are, re-appointed as the Company’s independent auditors for the fiscal year ending March 31, 2020, and for the additional period until the close of the next annual general meeting of the shareholders of the Company, and that their remuneration is hereby authorized to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.”

Required Majority

In order to approve the above resolution pursuant to Proposal 1, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the reappointment of BDO Israel as described above.

PROPOSAL 2

RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our Articles of Association, the directors of the Company (other than the External Directors, who serve three-year terms pursuant to the requirements of the Companies Law) are elected at each annual general meeting of shareholders. The elected directors commence their terms from the close of the annual general meeting at which they are elected and serve in office until the close of the next annual general meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under our Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders to vote against the listed nominees, or to abstain) will be voted for the re-election, as directors of the Company, of the six nominees named below who shall hold office from the close of the Annual General Meeting until the close of the next annual general meeting of shareholders, unless any such director’s office is earlier vacated in accordance with the provisions of any applicable law or under our Articles of Association. The director nominees will be entitled to the remuneration approved for them by the Compensation Committee and the Board of Directors in accordance with the Compensation Policy for Office Holders approved by the shareholders at the 2018 annual general meeting.

The list of nominees, all of whom are currently directors, is as follows:

1.	Dilip Shanghvi
2.	Abhay Gandhi
3.	Sudhir Valia
4.	Uday Baldota
5.	James Kedrowski
6.	Dov Pekelman

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. The election of a director nominee at a general shareholders meeting of a public company may not be proposed unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees has declared to the Company that he complies with the required qualifications under the Companies Law for election as a member of the Board of Directors of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company. Copies of the declarations of the director nominees are available for inspection at the Company’s offices in Haifa Bay, Israel.

Biographical Information for Director Nominees

The following information is supplied with respect to each nominee for election to the Board of Directors pursuant to this Proposal 2 and is based upon the records of the Company and information provided to it by the nominees:

Dilip Shanghvi became the Chairman of the Taro Board in August 2013, after previously serving as Director and Chairman from September 2010 to April 2012.  He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry.  A first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including the 2017 Entrepreneur of the Year Award from AIMA (All India Management Association), the 2016 PADMA SHRI (Fourth Highest Civilian Award in the Republic of India) from the Government of India and the 2016 NDTV Business Leadership Award (Pharmaceutical), as well as various other awards including, the Forbes Entrepreneur of the Year award in 2014, Outstanding Business Leader of the Year from CNBC TV18 in 2014, the Economic Times’ Business Leader of the Year Award in 2014, the JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2012, Business India’s Businessman of the Year in 2012 and Ernst and Young’s World Entrepreneur of the Year in 2011.  He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, CNBC TV 18’s First Generation Entrepreneur of the Year in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005.  Mr. Shanghvi is a Director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd.

Abhay Gandhi became a Director in December 2016 and Vice Chairman of the Taro Board in February 2017.  Mr. Gandhi has served as Chief Executive Officer of Sun Pharmaceutical Industries, Inc. (“Sun Pharmaceuticals”) since November 2016.  Mr. Gandhi also served as Interim Chief Executive Officer of Taro from November 2017 until Mr. Uday Baldota’s assumption of these duties in August 2017.  Prior to joining Sun Pharmaceuticals, Mr. Gandhi served as a Director starting in November 2014, and as the CEO – India Subcontinent, of Sun Pharmaceutical Laboratories Ltd. (“SPLL”) starting in November 2013, where he was responsible for domestic operations of the business as well as certain international markets, including sales & marketing, integration efforts, business development, portfolio management and other allied functions.  Prior to that appointment, Mr. Gandhi was President – India Subcontinent of SPLL from March 2012 to November 2013, Executive Vice President – International Marketing from April 2007 to March 2012 and has served in various other positions within the Sun Pharma organization for over 20 years.  Prior to joining Sun Pharma, Mr. Gandhi held positions at Boehringer Mannheim Gmbh, and Nestle India Ltd.  From 2013 to 2015, he was a Member of the Executive Committee of the Indian Drug Manufacturers Association (IDMA) and a Member of the Confederation of Indian Industry (CII) National Committee on Drugs and Pharmaceuticals from 2013 to 2014.  Mr. Gandhi holds a Bachelor of Science and a Masters in Marketing Management from the University of Mumbai, and a Diploma in Business Management from the Institute of Chartered Financial Analysts of India (ICFAI University).

Sudhir Valia became a member of the Taro Board in September 2010.  Mr. Valia joined Sun Pharma as a director in January 1994 and has been a full-time director since his appointment in April 1994.  Mr. Valia is the recipient of the CNBC TV 18’s CFO Awards for best performing CFO in the Pharma/Healthcare sector in 2012, 2009 and 2006.  He also received the “Adivasi Sevak Puraskar” award from the Government of Maharashtra in 2008-2009.  Prior to joining Sun Pharma, Mr. Valia was a chartered accountant in private practice.  Mr. Valia is a Director of various companies, including Shantilal Shanghvi Foundation and Sun Pharma Advanced Research Company Ltd.  Mr. Valia is a qualified chartered accountant in India.

Uday Baldota became a member of the Taro Board in December 2016 and assumed the role of Chief Executive Officer in August 2017.  He continues as a member of the global Core Management Team of Sun Pharma.  Mr. Baldota was formerly Executive Vice President & Chief Financial Officer of Sun Pharma.  He led their global Finance function from June 2012 and was designated as the Chief Financial Officer in August 2014.  From June 2005 to May 2012, Mr. Baldota served in various leadership positions as a Vice President and later Senior Vice President reporting to the Chairman and Managing Director of Sun Pharma.  Mr. Baldota’s areas of responsibility over his tenure at Sun Pharma have included accounting, M&A, business finance, tax, treasury, insurance, controllership, legal, corporate secretarial, corporate communication and internal audit.  Mr. Baldota was the Vice President Purchasing of Lafarge India Limited from March 2003 to June 2005 and served as its Head of Information Technology from November 1999 to March 2003.  Prior to that, Mr. Baldota served in various IT and marketing roles with Sun Pharma between May 1995 and November 1999.  Mr. Baldota earned a Bachelor of Technology in Chemical Engineering from Indian Institute of Technology, Delhi, and a Masters of Business Administration from the Indian Institute of Management, Ahmedabad.

James Kedrowski became a member of the Taro Board in May 2011.  In addition, Mr. Kedrowski served as the Company’s Interim Chief Executive Officer from October 2010 until August 2013.  Mr. Kedrowski was with Chattem Chemicals, Inc., an indirect subsidiary of Sun Pharma since 1997 and served as its President.  Mr. Kedrowski’s prior experience includes over 20 years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all chemicals, energy, and carbon.  Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the United States before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia.  Mr. Kedrowski then returned to the United States as Operational Vice President for seven North American Industrial Chemicals plants.

Dov Pekelman became a member of the Taro Board and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013.  Professor Pekelman is currently a major shareholder of Atera Networks Ltd. and a board member of Mapi Pharma, Ltd.  He serves as Dean of the Business School at the Interdisciplinary Center (IDC), Herzliya, Israel, and is Chairman of the IDC Corporation, the center’s economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Enzymotec (NASDAQ:ENZY), Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN).  Professor Pekelman was also a member of the advisory committee of the Bank of Israel.  He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

Proposed Resolutions

The Board of Directors will present the following resolutions at the Annual General Meeting pursuant to Proposal 2:

“RESOLVED, that Dilip Shanghvi be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Abhay Gandhi be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Sudhir Valia be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Uday Baldota be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that James Kedrowski be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Dov Pekelman be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

Required Majority

In order to approve each above resolution pursuant to Proposal 2, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the re-election of each of the proposed nominees under Proposal 2.

PROPOSAL 3

RE-ELECTION OF EXTERNAL DIRECTOR

Background

At the Annual General Meeting, it is intended that proxies (other than those voted against the listed nominee, or those that fail to confirm whether the shares are held by a non-conflicted, non-controlling shareholder) will be voted for the re-election of Ms. Linda Benshoshan as an External Director of the Company. If re-elected, Ms. Benshoshan will hold office for a three-year term that will commence on January 1, 2020, unless her service is earlier terminated under the Companies Law or the Company’s Articles of Association.

Under the Companies Law, companies such as ours that are incorporated under the laws of the State of Israel whose shares, inter alia, are listed for trading on a stock exchange or have been offered to the public by a prospectus and are held by the public are generally required to have at least two External Directors. Mr. Elhanan (Elli) Streit, who has served alongside Ms. Benshoshan as our second External Director for a three-year term since December 2016, will conclude his service on December 31, 2019. As required under the Companies Law, we are locating an appropriate replacement for Mr. Streit to serve as the second External Director on our Board (assuming that Ms. Benshoshan is re-elected as our first External Director under this Proposal 3). Once we have located a replacement, the Board will nominate him or her for initial election as an External Director at an extraordinary general meeting of shareholders.

The Companies Law provides that a person may not be elected as an External Director if the person or the person’s relative, partner, employer, anyone to whom the person is subordinate, directly or indirectly, or any entity under the person’s control has, as of the date of the person’s election to serve as an External Director, or had, during the two years preceding that date, any affiliation (as defined below) with:

(i)	the Company;
(ii)	any entity controlling the Company as of the date of the election; or
(iii)	any entity controlled by the Company or under common control with the Company as of the date of the election or during the two years preceding that date.

The term “affiliation” includes an employment relationship, a commercial or professional relationship maintained on a regular basis or control of the Company, as well as service as an office holder (as defined below).  Under the Companies Law, “relative” is defined as a spouse, brother or sister, parent, grandparent, child, and a child/brother/sister/parent of such person’s spouse or the spouse of any of the foregoing.

The Companies Law defines the term “office holder” as general manager (that is, the chief executive officer), chief business manager, vice-general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, any director and any manager that reports directly to the general manager.

The Companies Law further provides that no person can serve as an External Director if the person’s other positions or businesses create, or may create, a conflict of interest with the person’s responsibilities as an External Director or may otherwise interfere with the person’s ability to serve as an External Director.

Until the lapse of two years from the time in which the External Director serves as such, a company may not engage an External Director to serve as an office holder and cannot employ or receive professional services from such former External Director for consideration, either directly or indirectly, including through a corporation controlled by such former External Director.

A person shall be qualified to serve as an External Director only if he or she possesses accounting and financial expertise or professional competence.  At least one External Director must possess accounting and financial expertise.  Under the regulations of the Companies Law, a director has “financial and accounting expertise” if, inter alia, he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion in respect of the manner in which the financial data is presented. A director has “professional competence” under such regulation if, inter alia, he or she has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in, or completion of, other higher learning, each in an area relevant to the company’s business, or has at least an aggregate of five years’ experience in a senior position in any one or any combination of the following: (a) the business management of a corporation with a substantial scope of business; (b) public office or public service; or (c) the field of the company’s business.

The Companies Law further provides that when appointing an External Director, if all members of the board of directors of the company are of one gender then at least one External Director shall be of the other gender.

The Companies Law also provides that a shareholders’ general meeting at which the appointment of an External Director is to be considered will not be called unless the nominee has declared to the company that he or she complies with the qualifications for appointment as an External Director.  Ms. Benshoshan has declared to the Company that she possesses the qualifications and complies with the requirements for appointment as an External Director under the Companies Law, and is capable of dedicating the appropriate amount of time for the performance of her role as an External Director of the Company considering, inter alia, the Company’s size and special needs, and has agreed to stand for election.  A copy of that declaration is available for inspection at the Company’s offices in Haifa, Israel.

The initial term of an External Director is three years and may be extended for two consecutive three-year terms.  In accordance with the regulations under the Companies Law, companies such as ours whose securities are listed on one of a number of non-Israeli stock exchanges, may re-appoint an External Director for additional three-year terms, in excess of the nine years described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the External Director to the work of the board and its committees, his or her re-appointment is in the best interests of the company.  The same special majority is required for election of the External Director for each additional three-year term as was required for the initial term, with the additional requirement that the board of directors’ and audit committee’s arguments in favor of election for such additional term and the number of terms already served by the External Director, be presented to the general meeting prior to the vote.

An External Director may only be removed from office during his or her three-year term if the External Director ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company.   In such an event, an External Director could only by removed by a vote carrying the same percentage of votes as is required for the election of an External Director, or by a court.

Each committee of a company’s board of directors, that is empowered to exercise one of the functions of the board of directors, is required to include at least one External Director, except for the audit committee and the compensation committee, which are required to include all of the External Directors.

Ms. Benshoshan has agreed, if re-elected, to receive remuneration in accordance with Section 5(f) of the Companies Regulations (Leniencies for Public Companies whose Shares are Listed for Trading on a Stock Exchange Outside of Israel), 5760-2000 as applied to Sections 4 and 5 of the Companies Regulations (Rules Regarding Remuneration and Expenses of External Directors), 5760-2000 (the “Remuneration Rules”).  In accordance with the foregoing, Ms. Benshoshan will receive an annual fee of NIS 148,575 and a fee of up to NIS 5,715 per meeting attended, which amounts are subject to change due to changes in the Israeli consumer price index.  Under those regulations, Ms. Benshoshan’s remuneration as an External Director must be fixed (subject to the foregoing adjustments based on changes in the Israeli consumer price index) and agreed upon with the Company prior to the acceptance of her nomination.

The following information is supplied with respect to Ms. Benshoshan, based upon the records of the Company and information provided to it by her:

Linda Benshoshan became a member of the Taro Board in December 2016 and serves as the Chairwoman of the Audit Committee and is a member of the Compensation Committee. She served as a member of the board of Israel Discount Bank from November 2014 until May 2017.  Mrs. Benshoshan has been a partner at FORMA Real Estate Funds since November 2016 and a board member of Energix Renewable Energies Ltd. (TASE: ENRG).  Over the last five years, Mrs. Benshoshan has served in various capacities within the finance and academic sphere, including, as a member of the advisory board at ALTO Real Estate Funds; a member on the board and Chairwoman of the marketing committee at Tel-Aviv Stock Exchange Ltd; CEO of Aluminum Construction Pro Ltd; an External Director and Chairwoman of the investments committee at ‘Rom’ and ‘Agur’ Study Funds; and a member on the board of Aloni-Hetz Properties and Investments Ltd.  Mrs. Benshoshan holds a B.A. in Economics and Sociology and an M.B.A.in Finance and Banking, from the Hebrew University of Jerusalem.

The Board of Directors has reviewed Linda Benshoshan’s qualifications, taking into account the parameters specified by the Companies Law and the regulations thereunder, and has determined that Linda Benshoshan  (a) possesses (i) accounting and financial expertise, as defined under the Companies Law regulations, and (ii) accounting or related financial management expertise, as required for one member of the Company’s Audit Committee under the New York Stock Exchange Listed Company Manual, and (b) is an “audit committee financial expert,” as set forth in Item 407(d)(5)(ii) of the SEC’s Regulation S-K.

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting pursuant to Proposal 3:

“RESOLVED, that Linda Benshoshan be, and hereby is, re-elected as an External Director of the Company for a term of three-years, commencing on January 1, 2020.”

Required Majority

In order to re-elect Linda Benshoshan to a three-year term as an External Director under Proposal 3 at the Meeting, the required vote is an affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

In addition to the foregoing simple majority, the re-election of Linda Benshoshan pursuant to this Proposal 3 also requires that either of the following conditions be met:

•

the majority of the total votes of non-controlling shareholders (as defined in the Companies Law) who do not have a conflict of interest (referred to as a “personal interest” under the Companies Law) (other than a conflict of interest that does not derive from a relationship with a controlling shareholder) in such re-election, and who are present at the Meeting in person or by proxy (abstentions and broker non-votes will not be taken into account) are voted in favor of the re-election; or

•

the total number of votes against the re-election of Ms. Benshoshan by the non-controlling shareholders who do not have a conflict of interest in such re-election does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Majority Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 3. In addition, please note there the instructions as to how to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box “FOR” Item 3A on the proxy card or voting instruction form in order for your vote to be counted towards or against the special majority required under the Companies Law for the re-election of the External Director nominee under Proposal 3. If you do not check that box, even if you vote in favor of the re-election of the External Director nominee under Proposal 3, your vote will not be counted towards the special majority required under the Companies Law for approval of that re-election.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they collectively constitute a controlling shareholder. Therefore, for the purposes of the Meeting, the shares owned or controlled by them (or by entities under their control) will not be counted among the votes of the non-controlling, non-conflicted shareholders for purposes of Proposal 3.

Board Recommendation

The Board of Directors has determined that Linda Benshoshan is fully qualified to continue to serve as an External Director. Accordingly, the Board of Directors unanimously recommends a vote FOR the re-election of Linda Benshoshan as an External Director.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for discussion at the Meeting, the Company’s annual consolidated balance sheet as of March 31, 2019, the consolidated statements of income for the fiscal year then ended, and the auditor’s report thereon, all of which are included in our Annual Report on Form 20-F for our fiscal year ended March 31, 2019, which we filed with the SEC on June 20, 2019. That annual report can be accessed at http://www.taro.com and through the EDGAR website of the SEC at www.sec.gov. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi

Chairman of the Board of Directors

Dated:  November 5, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD. Proxy for 2019 Annual General Meeting of Shareholders to be held on December 18, 2019  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of Taro Pharmaceutical Industries Ltd. (the “Company”) hereby appoints each of Ohad Rosner, Anat Edrey and Avi Avramoff with full power of substitution to each of them, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company held of record in the name of the undersigned at the close of business on Friday, November 15, 2019, at the 2019 Annual General Meeting of Shareholders (the “Meeting”) of the Company to be held on Wednesday, December 18, 2019, at 10:00 a.m., Israeli time, at the offices of the Company’s Israeli legal counsel, Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel, 5250608, and at any and all adjournments or postponements thereof, on the following matters (appearing on the reverse side), which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (the “Proxy Statement”). The undersigned acknowledges receipt of the Notice and Proxy Statement. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE WITH RESPECT TO PROPOSALS 1 OR 2, THIS PROXY WILL BE VOTED “FOR” THOSE PROPOSALS. IF NO DIRECTION IS MADE WITH RESPECT TO PROPOSAL 3, THE UNDERSIGNED WILL BE DEEMED TO HAVE NOT PARTICIPATED IN THE VOTING ON THAT PROPOSAL (UNLESS THE UNDERSIGNED COMPLETES ITEM 3A, AS DESCRIBED BELOW, IN WHICH CASE THIS PROXY WILL BE VOTED “FOR” THAT PROPOSAL AS WELL). THIS PROXY WILL FURTHERMORE BE VOTED IN SUCH MANNER AS THE HOLDER OF THE PROXY MAY DETERMINE WITH RESPECT TO ANY OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ALL AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF. Any and all proxies heretofore given by the undersigned are hereby revoked. (Continued and to be signed on the reverse side) 1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TARO PHARMACEUTICAL INDUSTRIES LTD.

December 18, 2019

GO GREEN

00030033333330200000 2 121619

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE BELOW PROPOSALS.
PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM 3A RELATED TO PROPOSAL 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒**

__Important Instructions for Item 3A__

Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposal 3 unless you complete Item 3A.

ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOXES MARKED "FOR" IN ITEM 3A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 3. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 3, you should check the box "AGAINST" on Item 3A.

IMPORTANT NOTE: THE VOTE UNDER THIS PROXY WILL NOT BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR THE APPROVAL OF PROPOSAL 3 UNLESS THE UNDERSIGNED INDICATES THAT (I) HE, SHE OR IT IS NOT A CONTROLLING SHAREHOLDER AND DOES NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF THAT PROPOSAL BY CHECKING THE BOX "FOR" ITEM 3A ON THE REVERSE SIDE, OR (II) HE, SHE OR IT IS A CONTROLLING SHAREHOLDER OR HAS A CONFLICT OF INTEREST IN THE APPROVAL OF THAT PROPOSAL BY CHECKING THE BOX "AGAINST" ITEM 3A.

	FOR	AGAINST	ABSTAIN
1. To re-appoint Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company's independent auditors and to authorize their remuneration.	☐	☐	☐
2. To re-elect to the Board of Directors each of the following directors (each as an ordinary/ non-External Director as defined in the Israeli Companies Law) to serve for a one-year term, until the close of the next annual general meeting of shareholders.			
(a) Dilip Shanghvi	☐	☐	☐
(b) Abhay Gandhi	☐	☐	☐
(c) Sudhir Valia	☐	☐	☐
(d) Uday Baldota	☐	☐	☐
(e) James Kedrowski	☐	☐	☐
(f) Dov Pekelman	☐	☐	☐
3. To re-elect Linda Benshoshan to the Board of Directors (as an External Director, as defined in the Israeli Companies Law) to serve for a three-year term commencing as of January 1, 2020.	☐	☐	☐

	FOR	AGAINST
3A. By checking the box marked "FOR," the undersigned hereby confirms that he, she, or it is not a "controlling shareholder" (under the Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a "personal interest" under the Companies Law, as described in the Proxy Statement) (other than a conflict of interest that does not derive from a relationship with a controlling shareholder) in the approval of Proposal 3. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box "AGAINST." **[THIS ITEM MUST BE COMPLETED]**	☐	☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF TARO PHARMACEUTICAL INDUSTRIES LTD.

December 18, 2019 GO GREEN eConsent makes it easy to go paperless. With eConsent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice, Proxy Statement and this proxy card are available at www.taro.com Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00030033333330200000 2 121819 approval of Proposal 3. If the undersigned or a related party of the To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that undersigned is a controlling shareholder or has such a conflict of interest, changes to the registered name(s) on the account may not be submitted via check the box “AGAINST.” [THIS ITEM MUST BE COMPLETED] this method.  Signature of Shareholder Date: Signature of Shareholder Date:  Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 5, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
	Name:	Uday Baldota
	Title:	Chief Executive Officer and Director